STATEMENT OF INVESTMENTS

Dreyfus New York Municipal Cash Management

October 31, 2007 (Unaudited)

Short-Term Investments--100.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--96.6%				
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Key Bank)	3.46	11/7/07	5,000,000 a	5,000,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.47	11/7/07	4,630,000 a	4,630,000
Alexandria Bay, GO Notes, BAN	4.25	9/18/08	1,495,000	1,500,700
Amsterdam Enlarged City School District, GO Notes, BAN	4.00	7/3/08	1,100,000	1,101,767
Avoca Central School District, GO Notes, BAN	4.00	6/26/08	2,200,000	2,202,754
BB&T Municipal Trust (New York State Dormitory Authority, Fashion Institute of Technology Housing Corporation, Insured Revenue) (Insured; FGIC and Liquidity Facility; Branch Banking and Trust Co.)	3.48	11/7/07	12,665,000 a,b	12,665,000
Chautauqua County, GO Notes, TAN	4.00	12/21/07	3,500,000	3,501,857
Chautauqua County Industrial Development Agency, Civic Facility Revenue (Gerry Homes Project) (LOC; HSBC Bank USA)	3.65	11/7/07	12,930,000 a	12,930,000
Chemung County Industrial Development Agency, IDR (MMARS 2nd Program) (LOC; HSBC Bank USA)	3.65	11/7/07	1,045,000 a	1,045,000
Cincinnatus Central School District, GO Notes, BAN	4.00	6/18/08	3,200,000	3,204,826
Colonie, GO Notes, BAN	4.00	4/4/08	1,600,000	1,601,642
Colonie, GO Notes, BAN	4.25	4/4/08	2,742,700	2,747,729
Dutchess County Industrial Development Agency, Civic Facility Revenue (Anderson				

Foundation for Autism, Inc. Project) (LOC; M&T Bank)	3.48	11/7/07	9,625,000 a	9,625,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Arbor Ridge Brookmeade Inc.) (LOC; M&T Bank)	3.48	11/7/07	10,000,000 a	10,000,000
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	3.47	11/7/07	3,750,000 a	3,750,000
Erie County Industrial Development Agency, Civic Facility Revenue (D'Youville College Project) (LOC; HSBC Bank USA)	3.65	11/7/07	6,915,000 a	6,915,000
Erie County Industrial Development Agency, Civic Facility Revenue (Heritage Center Project) (LOC; Key Bank)	3.51	11/7/07	2,105,000 a	2,105,000
Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA)	3.65	11/7/07	1,125,000 a	1,125,000
Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA)	3.65	11/7/07	3,850,000 a	3,850,000
Erie County Industrial Development Agency, IDR (Hydro-Air Components Inc. Project) (LOC; HSBC Bank USA)	3.55	11/7/07	4,800,000 a	4,800,000
Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.50	11/7/07	3,245,000 a,b	3,245,000
Glens Falls City School District, GO Notes, RAN	4.25	6/18/08	1,000,000	1,003,023
Guilderland Industrial Development Agency, Civic Facility Revenue (Wildwood Programs, Inc. Project) (LOC; Key Bank)	3.51	11/7/07	4,580,000 a	4,580,000
Hamburg Central School District, GO Notes, BAN	4.25	7/3/08	2,055,000	2,060,950
Haverstraw-Stony Point Central School District, GO (Insured; FSA and Liquidity Facility; Citicorp)	3.50	11/7/07	6,300,000 a,b	6,300,000
Hempstead Industrial Development Agency, IDR (FCD Lynbrook LLC Facility) (Liquidity Facility;				

Goldman Sachs Group and LOC; Goldman Sachs Group)	3.50	11/7/07	6,350,000 a,b	6,350,000
Hempstead Town Industrial Development Agency, Multifamily Revenue (Terrace 100 LP Facility) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.50	11/7/07	6,220,000 a,b	6,220,000
Herkimer County Industrial Development Agency, IDR (F.E. Hale Manufacturing Company Facility) (LOC; HSBC Bank USA)	3.65	11/7/07	2,290,000 a	2,290,000
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.50	11/7/07	38,400,000 a,b	38,400,000
Long Island Power Authority, CP (Long Island Lighting Company Project) (LOC; JPMorgan Chase Bank)	3.64	12/6/07	3,000,000	3,000,000
Long Island Power Authority, Electric System General Revenue	5.00	6/1/08	8,455,000	8,529,353
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.70	12/13/07	10,000,000	10,000,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.48	1/14/08	17,500,000	17,500,000
Monroe County, GO Notes, RAN	4.00	4/15/08	18,000,000	18,032,206
Monroe County Industrial Development Agency, IDR (Chaney Enterprise) (LOC; M&T Bank)	3.63	11/7/07	2,550,000 a	2,550,000
Monroe County Industrial Development Agency, IDR (Genesee Metal Stampings Inc. Facility) (LOC; HSBC Bank USA)	3.65	11/7/07	700,000 a	700,000
Monroe County Industrial Development Agency, LR (Robert Weslayan College Project) (LOC; M&T Bank)	3.52	11/7/07	2,800,000 a	2,800,000
Nassau County Industrial Development Agency, Civic Facility Revenue (Saint Mary's Children Project) (LOC; Commerce Bank)	3.48	11/7/07	1,860,000 a	1,860,000
Nassau County Tobacco Settlement Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and				

LOC; Merrill Lynch)	3.50	11/7/07	10,000,000 a,b	10,000,000
New York City (Liquidity Facility; Merrill Lynch)	3.49	11/7/07	7,000,000 a,b	7,000,000
New York City (LOC; Bank of America)	3.53	11/1/07	6,000,000 a	6,000,000
New York City, CP (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.52	12/6/07	6,000,000	6,000,000
New York City, GO Notes	5.00	9/1/08	1,135,000	1,148,888
New York City Industrial Development Agency, Civic Facility Revenue (2000 Columbia Grammar and Preparatory School Project) (LOC; Allied Irish Banks)	3.46	11/7/07	5,370,000 a	5,370,000
New York City Industrial Development Agency, Civic Facility Revenue (Birch Wathen Lenox School Project) (LOC; Allied Irish Banks)	3.46	11/7/07	5,250,000 a	5,250,000
New York City Industrial Development Agency, Civic Facility Revenue (French Institute-Alliance Francaise de New York - Federation of French Alliances in the United States Project) (LOC; M&T Bank)	3.51	11/7/07	2,155,000 a	2,155,000
New York City Industrial Development Agency, Civic Facility Revenue (Jewish Community Center on the Upper West Side, Inc. Project) (LOC; M&T Bank)	3.48	11/7/07	5,000,000 a	5,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Sephardic Community Youth Center, Inc. Project) (LOC; M&T Bank)	3.48	11/7/07	5,000,000 a	5,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Spence-Chapin, Services to Families and Children Project) (LOC; Allied Irish Banks)	3.46	11/7/07	2,875,000 a	2,875,000
New York City Industrial Development Agency, Civic Facility Revenue (Village Community School Project) (LOC; M&T Bank)	3.51	11/7/07	2,440,000 a	2,440,000
New York City Industrial Development Agency, Civic				

Facilty Revenue (Wartburg Lutheran Home for the Aging and Wartburg Nursing Home, Inc. Project) (LOC; Key Bank)	3.47	11/7/07	8,800,000 a	8,800,000
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center, LLC Project) (LOC; Citibank NA and Liquidity Facility; Citibank NA)	3.50	11/7/07	2,200,000 a,b	2,200,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; JPMorgan Chase Bank)	3.24	11/7/07	12,500,000 a	12,500,000
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility; Fortis Bank)	3.50	11/1/07	10,900,000 a	10,900,000
New York Counties Tobacco Trust I, Revenue (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.50	11/7/07	9,610,000 a,b	9,610,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.50	11/7/07	15,225,000 a,b	15,225,000
New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue) (Liquidity Facility; Citibank NA)	3.50	11/7/07	9,300,000 a,b	9,300,000
New York State (LOC; Dexia Credit Locale)	3.70	12/4/07	4,500,000	4,500,000
New York State (LOC; Dexia Credit Locale)	3.70	1/8/08	18,500,000	18,500,000
New York State, CP (LOC: Bayerische Landesbank, JPMorgan Chase Bank and Landesbank Hessen-Thuringen Girozentrale)	3.70	11/2/07	8,400,000	8,400,000
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) (Liquidity Facility; Merrill Lynch)	3.49	11/7/07	9,335,000 a,b	9,335,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.46	11/7/07	19,800,000 a	19,800,000
New York State Dormitory				

Authority, Revenue, CP (Cornell University)	3.62	12/13/07	12,000,000	12,000,000
New York State Housing Finance Agency, Housing Revenue (66 West 38th Street) (Liquidity Facility; FNMA and LOC; FNMA)	3.28	11/7/07	10,500,000 [a]	10,500,000
New York State Housing Finance Agency, Housing Revenue (70 Battery Place) (LOC; FNMA)	3.26	11/7/07	6,550,000 [a]	6,550,000
New York State Housing Finance Agency, Housing Revenue (240 East 39th Street) (LOC; FNMA)	3.25	11/7/07	10,000,000 [a]	10,000,000
New York State Housing Finance Agency, Housing Revenue (316 Eleventh Avenue) (Liquidity Facility; FNMA and LOC; FNMA)	3.30	11/7/07	20,000,000 [a]	20,000,000
New York State Housing Finance Agency, Housing Revenue (Avalon Bowery Place II) (LOC; Bank of America)	3.30	11/7/07	11,000,000 [a]	11,000,000
New York State Mortgage Agency, Homeowner Mortgage Revenue (Liquidity Facility; Dexia Credit Locale)	3.30	11/7/07	15,000,000 [a]	15,000,000
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	5.10	4/1/08	5,000,000	5,034,421
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Revenue	5.00	4/1/08	2,850,000	2,867,994
New York State Urban Development Corporation, COP (James A. Farley Post Office Project) (Liquidity Facility; Citigroup and LOC; Citigroup)	3.52	11/7/07	16,475,000 [a,b]	16,475,000
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Liquidity Facility; Morgan Stanley Bank)	3.49	11/7/07	33,450,500 [a,b]	33,450,500
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) (LOC; Key Bank)	3.47	11/7/07	3,500,000 [a]	3,500,000
North Syracuse Central School District, GO Notes, RAN	4.00	6/19/08	1,400,000	1,402,121
Onondaga County Industrial Development Agency, Civic Facility Revenue (Crouse Health Hospital, Inc. Project) (LOC; M&T Bank)	3.35	11/7/07	4,000,000 [a]	4,000,000
Ontario County Industrial				

Development Agency, IDR (Dixit Enterprises) (LOC; HSBC Bank USA)	3.65	11/7/07	2,900,000 a	2,900,000
Orange County Industrial Development Agency, Civic Facility Revenue (Saint Luke's Cornwall Hospital Project) (LOC; Key Bank)	3.47	11/7/07	4,000,000 a	4,000,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	3.51	11/7/07	3,375,000 a	3,375,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/27/08	3,700,000	3,712,776
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.48	2/11/08	9,250,000	9,250,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (LOC; Bayerische Landesbank)	3.57	11/1/07	3,000,000 a	3,000,000
Rensselaer Industrial Development Agency, IDR (Capital View Office Park Project) (LOC; M&T Bank)	3.85	12/31/07	4,670,000	4,670,000
Saint Lawrence County Industrial Development Agency, Civic Facility Revenue, Refunding (Claxton-Hepburn Medical Center Project) (LOC; Key Bank)	3.47	11/7/07	4,000,000 a	4,000,000
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; AMBAC and Liquidity Facility; Citibank NA)	3.50	11/7/07	5,330,000 a,b	5,330,000
Smithtown Central School District, GO Notes, TAN	4.00	6/27/08	9,700,000	9,735,249
South Country Central School District at Brookhaven, GO Notes, BAN	4.25	1/18/08	1,000,000	1,000,925
Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) (LOC; M&T Bank)	3.52	11/7/07	5,505,000 a	5,505,000
Syracuse Industrial Development Agency, Housing Revenue (Masonic Lofts LLC Project) (LOC; Key Bank)	3.58	11/7/07	4,050,000 a	4,050,000
TSASC Inc. of New York, Tobacco Settlement				

Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.50	11/7/07	23,585,000 a,b	23,585,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.54	11/7/07	5,000,000 a,b	5,000,000
Ulster County Industrial Development Agency, IDR (Selux Corporation Project) (LOC; M&T Bank)	3.58	11/7/07	1,735,000 a	1,735,000
Watervliet City School District, GO Notes, BAN	4.00	6/30/08	2,100,000	2,102,698
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.45	11/7/07	1,900,000 a	1,900,000
Westchester County Industrial Development Agency, Civic Facility Revenue (The Masters School Civic Facility) (LOC; Allied Irish Bank)	3.46	11/7/07	3,435,000 a	3,435,000
Westchester County Industrial Development Agency, Civic Facility Revenue (The Rye YMCA Project) (LOC; Allied Irish Bank)	3.48	11/7/07	2,750,000 a	2,750,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.50	11/7/07	3,305,000 a,b	3,305,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.50	11/7/07	13,865,000 a,b	13,865,000
Yonkers Industrial Development Agency, MFHR (Main Street Lofts Yonkers LLC Project) (LOC; M&T Bank)	3.53	11/7/07	15,000,000 a	15,000,000
Yonkers Industrial Development Agency, Revenue (Merlots Program) (Insured; GNMA and Liquidity Facility; Wachovia Bank)	3.39	11/7/07	4,215,000 a,b	4,215,000

U.S. Related--4.1%

Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.51	11/7/07	20,000,000 a,b	20,000,000
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	10,000,000 c	10,061,900

Total Investments (cost $736,294,279)	**100.7%**	**736,294,279**
Liabilities, Less Cash and Receivables	**(.7%)**	**(5,380,615)**
Net Assets	**100.0%**	**730,913,664**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $261,075,500 or 35.7% of net assets.

c   Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue

LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance